Redtail

Project Outline | Biogen3D Crowdfunding & Science Videos

Updated Mar 24, 2017

Redtail Media LLC 6733 S. Sepulveda Blvd. Suite 268 Los Angeles, CA 90045 T 424.227.7098 redtailmedia.net

Objective

To produce two videos for Biogen3D.

1. A flagship video for Biogen3D's crowdfunding site which promotes excitement for potential investors. The video will also make Biogen3D's process simple to understand, which will help bolster their overall company messaging and reach. Careful attention will be paid to *all* of Biogen3D's objectives as outlined in their 1/6/17 creative brief with Redtail Media.

2. A science-only version of the above video, with a different script and no focus on crowdfunding. Many of the graphics created for the crowdfunding video will be repurposed for this one, but the focus will be solely on Biogen3D's tech and future potential.

Deliverables

- 2:45-3 minute crowdfunding video
- 50-60 second cutdown of crowdfunding video
- 50-60 second science-focused video as outlined above

Production Assumptions

- The crowdfunding video will include up to 30 seconds of medical-grade 3D animation to illustrate Biogen3D's process. These services will be created by our partners at Mad Microbe Studios and be repurposed for the science video.
- Additional 2D style high-end motion graphics will be produced by Redtail's in-house graphics team. The graphics will be created for the crowdfunding video and repurposed where necessary for the science video.
- Redtail to work with Biogen3D to develop a script for the narration of *both* videos. The scripts must be locked before we begin production. A professional voice over talent will record all required messaging in a way that is comprehensible and relatable to a non-scientific general public.
- Redtail will submit storyboards to Biogen3D and work with them to ensure a shared vision for the project.
- Redtail crew to shoot scripted scenes which will feature non-speaking character actors, narration, and additional lab/research footage to be acquired in a 3-day Los Angeles based shoot. Dates are TBD, 1st quarter 2017.
- The science video may require the purchase of stock footage. The licensing will be for commercial internet-use only and we may need to tailor the script toward more affordable options based on the budget. There shouldn't be any issues, but it bears mentioning.
- All edits and graphics will include 2 rounds of revisions per client notes.
- Music licensing to be handled via blanket deal through Redtail's existing relationship with Killer Tracks. Music will be licensed for Internet broadcast only.

Budget

$45,000.00 + $60,000 in stock

Payable in installments:

- 30% on mutual execution of deal memo
- 20% at start of principal photography
- 20% on delivery of first edit
- 30% on delivery of approved edits

Timeline

April 2017 - Pre-Production

May 2017 - Shoot

May-June 2017 - Editing + Animation

1st week June 2017 - Delivery

**Timeline is an estimate only. Actual timeline to be clarified with a Biogen3D approved script.*

Agreed for Redtail Media

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Signature

Chris Burke, Managing Partner

Name/Title

April 4, 2017

Date

Agreed for Biogen3D

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Signature

Steven Morris, CEO

Name/Title

04.04.17

Date